Mail Stop 3561

September 21, 2007

Mr. Nicolas Berggruen, President and CEO
Liberty Acquisition Holdings Corp.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

> **Re: Liberty Acquisition Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed on August 17, 2007**
> **File No. 333-145559**

Dear Mr. Berggruen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to the effectiveness of the company's registration statement, please inform us as to whether the amount of compensation allowable or payable to the Underwriter has received clearance by the Financial Industry Regulatory Authority (formerly the NASD).

2.   Prior to effectiveness, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

3.   Please disclose whether any evaluations and/or discussions of potential acquisition candidates occurred before the company's incorporation. Also, please disclose if the company's principals have had direct or indirect contact with any potential acquisition candidates in anticipation of the company's incorporation.

4.   Please tell us the factors you considered in determining to value this offering at $750,000,000 ($862,500,000 if the underwriters' over-allotment option is exercised in full). Please also tell us the factors you considered when determining that you might need $719,950,000 ($826,262,500 if the underwriters' over-allotment option is exercised in full) in the trust fund to effect the business combination contemplated by the registration statement. Please supplement the generic factors listed on pages 20 and 38 and tailor your disclosure to this particular offering, as compared to SPACs in general.

5.   We note the disclosure that the company will initially focus one or more businesses based in North America with a value of $1 billion to $4 billion. The company will be initially restricted to seeking North American businesses, but may seek opportunities outside of North America if the sponsors decline to create a similar investment vehicle focused on acquiring non-North American businesses. Please provide more details of this restriction, including whether the restriction is formalized, the mechanics of seeking a waiver, whether the sponsors or founders are currently organizing any such investment vehicle, or will do so in the near future, etc. Also, please provide more detail information of your intended search process, particularly if the company decides to change course from its initial focus. Disclose in detail the factors the company would use to decide to invest in a business outside of its initial focus. Explain how this criterion differs from those used to evaluate businesses within its initial focus.

6.   We note the disclosure throughout the registration statement that the sponsors have agreed to purchase an aggregate of 5,000,000 units just prior to the consummation of the business combination. Please describe in detail the business purpose of this transaction and the terms of any related agreement. Also, if the sponsors are unable to consummate the co-investment, what impact will this failure have on the business combination? In addition, please discuss the intended use of proceeds from such funding. We may have further comment. See also page 9.

7.   We note the transfer restrictions upon the founders' units, sponsors' warrants and co-investment units that bind the entities that purchased or will purchase such securities. Please describe in more detail whether the transfer restrictions would apply to the ownership interests or interest holders of those entities. If not, for each entity, please describe its business, the number of owners or interest holders, and its relationship with the sponsors and founders, along with their respective affiliates.

8.   Further discuss in an appropriate place the company's expectation as to whether the current management and directors will remain associated with the company after the consummation of the business combination. Detail whether the company intends to ensure that the company's management and/or directors will be able to maintain their positions with the company post business combination. Please address whether the officers and directors will take to retain their positions into considering which acquisition to pursue.

9.   We note your disclosure throughout the registration statement that the company will have no more than 36 months to consummate a business combination. Please include disclosure how this time frame is longer than similar blank check company offerings. Please explain why the company needs 36 months rather than 18 or 24 months. Also include any related risk factors, such as, investors may be unable to access the funds for three years and that the structure does not provide the same protection as Rule 419 of the Securities Act of 1933.

10.   We note the disclosure on page 66 that the "we do not anticipate any changes to such requirements and restrictions prior to our consummation of a business combination, if any." Please describe in detail the circumstances in which the company would change these requirements. Please describe any assurances or obligations that the directors have to the shareholders that such requirements will not be changed. Also disclose throughout the registration statement how this structure is different than similar blank check company offerings. Please include any related risk factors. We may have further comment.

Summary, page 1

11.   With respect to the disclosure regarding the pending Freedom Acquisition Corp.'s acquisition, please provide any updates regarding the proposed transaction in any subsequent amendment, if any.

12.   One page 2, the company states "Marlin Equities does not have any portfolio companies." It is the staff's understanding that Freedom Acquisition Corp. is a portfolio company of Marlin Equities. Please clarify and revise as appropriate.

13.   One page 2, the company states that "the net proceeds of this offering and the private placement offerings will enable us to pursue either 'spin off' transactions with larger, well established companies. Please describe the term "spin off transactions" in more detail.

14.   On page 2, Mr. Berggrruen is described as having "limited experience in acquiring businesses in this specific target range." Please define "limited

experience" in more detail.

15.   One page 3, the company stated it "would acquire an entity which we would
        control for accounting purposes …" Please define "control for accounting
        purposes" in more detail. Also, please describe the significance of why control is
        relevant for accounting purposes.

The Offering, page 4

16.   Please identify the "other persons or entities associated with such sponsor" that
        may be transferees of the founders' units, the sponsors' warrants, and the co-
        investment units. Please be specific as possible and define the term "associated."
        Also disclose whether each would be considered an accredited investor under
        Regulation D.

17.   Please describe the redemption process for the up to 2,812,500 founders' units
        that may be redeemed if the underwriter's over-allotment is not exercised in full.
        For example, what is the redemption price, if any, and when will the redemption
        occur.

Summary Financial Data, page 22

18.   Please revise the "As Adjusted Total Liabilities" amount to exclude the
        $221,536,130 of common stock that may be redeemed for cash.

19.   It appears that the "As Adjusted Total Assets" amount of $738,725,257 does not
        include the proceeds of $100,000 that is not being held in trust. Please clarify and
        revise.

20.   Considering the comments above, please revise the "As Adjusted Working
        Capital" so that it represents the appropriate amount (current assets less current
        liabilities).

Risk Factors, page 23

21.   Please revise the risk factor on page 24 to address the added risk to shareholders if
        the company's founders are unable to indemnify the company from claims from
        third parties. Also, please specify if the audit committee or board will perform
        ongoing or periodic reviews of the founders' financial condition to assure there
        are adequate funds should an indemnification be necessary. Please address the
        company's obligation to enforce the indemnification agreement, or whether it
        could choose to waive it under certain circumstances.

22.   Please add a risk factor that addresses the conflicts of interest of the board when

valuing potential acquisition targets. If the board considers a business opportunity that an officer, director, sponsor, and/or any of their respective affiliates have an interest, not otherwise prohibited, what procedures or safeguards are in place to ensure the opportunity will be properly valued? What is the risk that the board may over overvalue a conflicted business opportunity, along with the effect on shareholders?

23.   We note your second full risk factor on page 29 in regards to your sponsors controlling the company and influencing certain actions requiring a stockholder vote. Please disclose whether the sponsors intend to purchase additional units or shares of common stock from persons in the open market or private transactions. If such persons do intend to make purchases, please discuss how the purchases may impact their ability to influence the outcome of matters requiring stockholder approval, such as a business combination. If such persons do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases. We may have further comment.

24.   On page 30, please identify in your disclosure the former blank check company where Mr. Franklin served as a director. Also, please consider if Mr. Franklin's biography needs to be revised in the "Management" section.

25.   On page 31, we note the reference to Jarden Corporation's "publicly announced acquisition criteria." Please briefly describe this criteria here and in more detail in an appropriate section of the prospectus.

26.   We note your risk factor on page 37, regarding the dependence on Mr. Berggruen and Mr. Franklin. In addition to the founders, the company relies on the expertise and advice of Berggruen Holdings Ltd and three of its employees. However, these investment professionals are not required to work on behalf of the company. Please consider if a risk factor is necessary regarding the company's arrangements with Berggruen Holdings Ltd and its investment professionals.

27.   Throughout the registration statement, the company discloses that its directors, officers, sponsors, or their respective affiliates have no or limited fiduciary duties toward the company. For example, the independent directors are not required to present any business opportunities to the company. Please address these fiduciary duties limitations in an appropriate risk factor.

Use of Proceeds, page 41

28.   Please substantially revise the use of proceeds table to include a section, rather than a footnote, that details all of the expenses and the amounts of each expense related to the identification and structuring of a business combination, such as legal and accounting, payment for administrative services and support, due

diligence and working capital. Also include a line item that discloses the total amount of theses expenses. Please include those expenses that will be paid from interest earned on the trust and the proceeds not held in trust. Also revise the subheadings accordingly. You may want to include a footnote that discloses the maximum amount of interest earned that may be disbursed to the company.

29.   Please discuss all possible use of the proceeds held in trust if such funds are released to the company. Please disclose whether any operating expenses or finder's fees could be paid from the proceeds held in trust upon the release of the funds to the company, particularly if the funds not held in trust and from interest earned on the trust were insufficient to cover all operating expenses and fees. Also revise the MD&A section accordingly.

30.   Please clearly indicate whether any of the reimbursements to officers and directors for out-of-pocket expenses will be for their payments to third parties for third parties' performance of due diligence.

Proposed Business, page 50

Management Expertise, page 51

31.   In the first paragraph on page 51, please clarify the relationship of Berggruen Holdings Ltd. with Berggruen Holdings. Is the agreement for the use of the three investment professionals with Berggruen Holdings, the company's sponsor, and Berggruen Holdings Ltd.? Or does the company have a service agreement with Berggruen Holdings Ltd. directly? Also, if such agreements exist, please identify them if they are in the exhibits.

32.   On page 51, please clarify and explain the statement "Berggruen Holdings Ltd. was not subject to the conflict of interest procedures elsewhere in this prospectus that we will be subject to." Please identify the conflict of interest procedures in question and clarify the significance of Berggruen Holdings Ltd. not being subject to them. Based on the disclosures on page 76, it appears Berggruen Holding Ltd.'s portfolio would receive a preference in receiving an investment opportunity, so it would appear the entity is at least indirectly subject to the conflict of interest procedures. Please reconcile.

33.   Please explain the page 51 statement that "the strength of Berggruen Holdings Ltd's sourcing network to create unique opportunities for non-auction sourced deals." In particular, what are the "unique opportunities" referenced?

34.   With respect to Mr. Franklin's twenty years of experience in numerous businesses on page 51, please be specific and revise or omit the general statement. Also, please review Mr. Franklin's experience on pages 51 and 52 to ensure that the

"Management" section complies with Item 401(e) of Regulation S-K.

35.   On page 51, please identify Jarden Corporation's "publicly announced acquisition criteria," here and in other appropriate places in the registration statement.

36.   The company selectively highlights Benson Eyecare Corporation's stock performance on page 51. Please disclose the relevance of this fact and balance the disclosure, or omit.

37.   Please clarify why Freedom Acquisition Corp. is not considered a portfolio company of Jarden Corporation.

38.   On the top of page 52, please specify in your disclosure the identity of the affiliate of Berggruen Holdings that invested in Freedom Acquisition Corp.

Assistance from Berggruen Holdings Ltd's Employees, page 52

39.   Please disclose if there is any written agreement in regards to the Berggruen Holdings Ltd investment professional working on behalf of the company. If so, please describe the principal terms of the agreement and file the agreement as an exhibit. If such agreement has already been filed, please advise us of the agreement in the exhibits.

40.   Jared S. Bluestein is identified as the company's secretary. Is Mr. Bluestein a corporate officer of the company?

41.   Each biography of the Berggruen Holdings Ltd's employees mentions several entities that they are or were associated with. Please add brief language that describes these businesses. Also, please add any missing date of services of these entities. Further, if any of the listed entities are portfolio companies of Berggruen Holdings Ltd, please identify them as such.

Effecting a Business Combination, page 53

42.   Please discuss the likelihood or possibility that the initial business combination will be structured in such a way that company stockholders will be minority stockholders of the combined company. Add risk factors, if appropriate, such as those related to the Investment Company Act. We may have further comment.

43.   We note the disclosure that Mr. Berggruen and Mr. Franklin have generally agreed that they will be personally liable for potential claims of third party vendors against the trust account. Please clearly state, here and other relevant places in the registration statement, all circumstances whereby these individuals

will be personally liable. In addition, please clarify the indemnification against claims by a target business or other entities. Please define the "vendors" in the indemnification agreement. The risk that funds held in the trust may be vulnerable to third party claims should be clearly described.

44.   We note the statement "we have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses." Please either qualify this language or balance the disclosure. The registration statement outlines many circumstances that limit this flexibility. For example, if the company is unable to obtain access to the credit or equity markets, it may be limited in the size of a potential target business. We note similar language on page 55.

Sources of Target Businesses, page 54

45.   Please clarify what procedures management or the board would use to determine what an appropriate finder's fee would be, particularly if the fee exceeds the budgeted working capital amount. Also, please clearly identify the source of funds that will be used to pay the finder's fees.

46.   Although officers, directors, and their respective affiliates cannot receive a finder's fee, please clearly state whether this prohibition includes the sponsors or any portfolio company.

47.   Please describe the compensation or fees that might be received by management following a business combination.

48.   We note your disclosure on page 55 that Mr. Berggruen along with officers and director of the company have advised the company that they will not take an offer regarding their compensation following a business combination into consideration when determining a which target to pursue. Please disclose whether this assurance is included in any written agreement. If so, please discuss the principal terms of the agreement and file as an exhibit. If the agreement is already filed, please advise us of such agreement.

Fair market value of target business or businesses, page 56

49.   Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

Management, page 71

50.   If you voluntarily disclose business experience of management beyond five years, provide a complete discussion, including dates of service.

51.   Please describe EXOP Capital LLC's business. Is it an investment advisory firm, a private equity firm, a broker-dealer, etc.?

Compensation for Officer and Director, page 72

52.   You state that none of your executive officers or directors has received any cash compensation for services rendered. Please revise to clarify that your discussion addresses all compensation awarded to, earned by or paid to the named executive officers and directors for all services rendered in all capacities.

53.   Please clarify if management is, or will be, compensated, directly or indirectly, by any affiliated entity for services rendered to the company.

54.   Please clarify if the reimbursable out-of-pocket expenses payable to the sponsors includes the services of the Berggruen Holdings Ltd. investment professionals.

Conflicts of Interest, page 74

55.   On page 75, please fully describe the "lock-up in the letter agreement" in your disclosure. The staff is unsure what the lock-up refers to or entails.

56.   On page 75, the company discloses that it may make a substantial down payment or incur a significant expense in connection in evaluating prospects for a business combination. Please disclose here, and elsewhere as appropriate, what procedures, if any, the board of directors will use to review the reasonableness of such expenditures. For example, will an audit committee, disinterested members of the board, or a third party be involved with any such evaluation?

57.   The company discloses that management has many conflicts of interests in determining which affiliated entity it will present a particular business opportunity. On pages 75 and 76, the company mentions that management has fiduciary duties to "multiple entities" and to other companies that where they are board members.   To the extent not already disclosed, please list all such entities where such pre-existing fiduciary duty is owed.

58.   Please perform a more thorough analysis of the entities that may be presented investment opportunities prior to the company, due to pre-existing fiduciary duties or by agreement. Please focus on each of these entities' ownership, structure, investment strategy, portfolio, and risk characteristic. Also, please

disclose the situations or scenarios where these entities and the company would seek the same type of investment opportunity. At a minimum, this disclosure should include an analysis of Berggruen Holdings, Berggruen Holdings Ltd., Berggruen Holdings, Inc., Freedom Acquisition Corp./GLC Partners, Jarden Corporation, and Marlin Equities.

59.   In the section on page 76 titled "Conflict of Interest Procedures with Respect to Berggruen Holdings." Please clarify if this section refers to Berggruen Acquisition Holdings Ltd. or Berggruen Holdings Ltd. What are the investment criteria or strategy of each fund and how does it compare to the company? Also, please clarify if Berggruen Holding Ltd. itself, not just its underlying portfolio companies, would compete with company for potential business combinations.

60.   Please fully describe nature of Jarden Corporation. Is it a SPAC, an investment company, a shell company, a holding company, etc.? What are its investment criteria outside of niche consumer product companies? Are there any North American niche consumer product companies with valuations in excess of $1 billion that may interest Liberty Acquisition Holdings Corp.?

61.   Please fully describe the nature of Freedom Acquisition Corp. Does it have an industry focus? Will the GLG Partners combination end its acquisition phase, or will they compete for future opportunities?

62.   On page 78, the company describes a prohibition of entering into a business combination with a portfolio company of its sponsors or affiliates. Does this prohibition extend to businesses affiliated with the officers, directors, or sponsors that are not necessarily portfolio companies? Does this restriction apply to the independent directors as well?

63.   Please clarify in this section if officers, directors, and sponsors are free to become affiliated with new blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business. Also, please clarify if officers, directors, and sponsors may become involved with new blank check companies with a focus on the North American companies with valuations between $1 billion to $4 billion prior the completion of the company's business combination.

Principal Stockholders, page 79

64.   In note 2, please clarify that references to Berggruen Acquisition Holdings Ltd. and Berggruen Holdings refer to the same entity. Also, please identify if any of the entities listed in this footnote are required to be listed in the respective management biography of the officers or directors, pursuant to Item 401(e) of Regulation S-K.

Description of Securities, page 84

65.   Please clarify who the "permitted transferees" are for the founders' warrants, co-investment warrants, and the Sponsors' warrants. If warrants are transferred to officers, directors, or affiliates, please disclose if they, in turn, have any restrictions on further transfers.

66.   If the sponsors are unable to consummate the co-investment and the founders' units are forfeited, will the company be able to sell the co-investment units and the forfeited founders' units to other parties, including affiliates or another sponsor?

Underwriting, page 98

67.   We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

Financial Statements

68.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Part II

Exhibits and Financial Statement Schedules, page II-3

69.   Please file the exhibits listed in Item 16 of the prospectus to allow the staff adequate time to review such documents.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

Sincerely,

John Reynolds
Assistant Director